SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Schedule 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Telefónica de Argentina S.A.
(NAME OF ISSUER)
____________________

Telefónica, S.A.
Telefónica de Argentina S.A.
(Name of Person(s) Filing Statement)
Class B Ordinary Shares, nominal value Ps.0.10 per share
American Depositary Shares, each representing 40 Class B Ordinary Shares
(Title of Class of Securities)
879378404/879378206
(CUSIP Number of Class of Securities)

Lucila Rodríguez Jorge Distrito C, Ronda de la Comunicación, s/n Las Tablas, 28050 Madrid, Spain Tel. +34 91 482 3734	Santiago Barca Avenida Ingeniero Huergo 723 (C1107AOH) Buenos Aires Argentina Tel. +54 11 4332 2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Andres V. Gil
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
+1 (212) 450-4000
Telecopy: +1 (212) 450-3800

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if this is a final amendment reporting the results of the transaction.  ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$33,065,259	$1,845.00

*
Assumes the purchase of 126,001,784 Class B ordinary shares (including Class B ordinary shares represented by ADSs), par value Argentine Ps.0.10 per share, of Telefónica de Argentina S.A. at Argentine Ps.1.00 per share converted to U.S. dollars at the rate of Argentine Ps.3.8107 per U.S. dollar as published by the Argentine Central Bank for December 3, 2009, the day prior to the filing of amendment no. 1 to the Schedule 13E-3 initially filed on October 16, 2009.

**
Calculated by taking the aggregate U.S. dollar transaction value, calculated as described above, and applying the fee rate of $55.80 per million U.S. dollars, which was the fee rate in effect as of December 4, 2009, the date of filing of amendment no. 1 to the Schedule 13E-3 initially filed on October 16, 2009.

☒   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,845.00	Filing Party:	Telefónica, S.A. Telefónica de Argentina S.A.
Form or Registration No.: Schedule 13E-3 (005-52425)	Date Filed:	October 16, 2009 as amended December 4, 2009

THE FINAL TRANSFER

This amended Transaction Statement on Schedule 13E-3 is being filed by Telefónica, S.A., a sociedad anónima organized and existing under the laws of the Kingdom of Spain (“Telefónica”) and Telefónica de Argentina S.A., a sociedad anónima organized and existing under the laws of the Republic of Argentina (“TASA” and, together with Telefónica, the “Filing Persons”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 13e-3 thereunder.  We are filing this amended Schedule 13E-3 to announce that on January 25, 2010, Telefónica and TASA have completed the administrative steps required to be taken under Argentine law in order for Telefónica to complete its acquisition of TASA’s minority owned class B ordinary shares (the “Class B Shares”) (including Class B Shares represented by American Depositary Shares (“ADSs”)).  As a result, your Class B Shares and all of the Class B Shares represented by your ADSs, including any of those as to which you may have exercised the appraisal rights described in amendment no. 1 to the Schedule 13E-3 filed by the Filing Persons on December 4, 2009 (the “Schedule 13E-3), have been cancelled and new TASA shares have been issued to Telefónica in their place by operation of Argentine law, resulting in Telefónica beneficially owning 100% of TASA.  We refer to this cancellation of Class B Shares and issuance of new TASA shares to Telefónica as the “Final Transfer”.

Unless you have already received payment for your securities, effective upon the Final Transfer all of the rights represented by the Class B Shares, including those represented by ADSs, now represent, by operation of Argentine law, the right to receive the cash purchase price approved by the Comisión Nacional de Valores (the “CNV”) (the Argentine securities regulator) or the right to exercise appraisal rights, all as described in the Schedule 13E-3.

APPRAISAL RIGHTS

Unless you have already received payment for your securities, you have the right under the Decree to dispute the Ps.1.00 per Class B Share purchase price approved by the CNV by initiating an arbitration or judicial proceeding in Argentina provided that you do so no later than March 15, 2010, comply with certain other procedures described in the Schedule 13E-3, do not withdraw or cause to be withdrawn the purchase price corresponding to your securities from the relevant escrow account, and, if you hold ADSs, cause Citibank, N.A. as depositary for TASA’s ADS program (the “Depositary”) to withdraw money from the U.S. Escrow Account on your behalf.  In any appraisal proceeding, an Argentine judge or arbitrator will determine whether the price approved by the CNVis “fair” as contemplated by the provisions of Argentine Presidential Executive Decree No. 677/01, Chapter VII (the “Decree”) and notify the participants in the proceeding of the decision.  This decision will not affect the purchase price paid to any non-objecting holders of Class B Shares or ADSs.  Additionally, successful appraisal proceedings will not prevent or otherwise affect the automatic cancellation of your Class B Shares (including those represented by ADSs) and the issuance of new TASA shares to Telefónica by operation of law upon the Final Transfer.  For more information on your appraisal rights and how you may exercise these rights, see “Terms of the Transaction— Appraisal Rights” in the Schedule 13E-3.

PAYMENT OF PURCHASE PRICE TO NON-OBJECTING HOLDERS

For instructions on how to obtain payment for your directly held Class B Shares, see “Terms of the Transaction—Payment of Purchase Price to Non-Objecting Holders—Payment to Holders of Class B Shares” in the Schedule 13E-3.

For instructions on how to obtain payment for your ADSs, see “Terms of the Transaction—Payment of Purchase Price to Non-Objecting Holders—Payment to Holders of ADSs” in the Schedule 13E-3.

INDICATIVE TIMETABLE

The indicative timetable set forth below provides an overview of relevant deadlines.  Capitalized terms set forth in the table below have the meanings ascribed to them in the Schedule 13E-3.
Date and time	Event	Description
January 25, 2010	Notarization of the Public Deed and Final Transfer
Your Class B Shares (including Class B Shares represented by ADSs) have been automatically cancelled and are now represented only by the right to receive the cash purchase price or the right to dispute the purchase price.  The Class B Shares and ADSs will be delisted as of this day and will no longer be negotiable or transferable.

March 10, 2010 (5:00 p.m. New York City time)	ADS Objection Deadline
If you hold ADSs, this is the deadline by which the Depositary must be notified of your intention to dispute the purchase price in accordance with the procedures set forth herein so that the Depositary can deliver to you prior to the end of the Objection Period certain documentation that you will need to validly dispute the purchase price in Argentina. If your notification of intention to dispute the purchase price is not received by the Depositary by this deadline you will not be eligible to exercise your Appraisal Rights. To ensure timely delivery, you are urged to contact your bank, broker or other intermediary at least five business days prior to this deadline.

March 15, 2010	End of Objection Period
Holders of Class B Shares and ADSs wishing to exercise their Appraisal Rights and dispute the purchase price must file an action with the competent Argentine arbitral tribunal or court in Buenos Aires on or prior to this date.

On or after March 16, 2010 (subject to special payment procedures for holders of ADSs in registered form evidenced by ADRs)
Automatic payment to remaining non-objecting former direct holders of Class B Shares and holders of ADSs in book-entry form; eligibility of holders of ADS in registered form evidenced by ADRs to receive automatic payment

Caja de Valores sends payment to all direct holders of Class B Shares who are not disputing the purchase price and who have not previously withdrawn funds from the Argentine Escrow Account. In addition, the Escrow Agent sends payment to the Depositary for all ADS holders who are not disputing the purchase price and who have not previously directed the Depositary to withdraw funds from the U.S. Escrow Account. Remaining ADS holders who hold their ADSs in book-entry form automatically receive payment from the Depositary and holders of ADSs in registered form evidenced by ADRs receive payment from the Depositary upon surrender of their ADRs evidencing the ADSs in compliance with procedures set forth in this Schedule 13E-3.

Upon completion of appraisal proceeding	Payment to objecting holders
Direct holders of Class B Shares who validly disputed the purchase price receive payment of the original purchase price from the Argentine Escrow Account and holders of ADSs who validly objected to the purchase price receive payment of the original purchase price from the U.S. Escrow Account. If the Objecting Shareholders are successful in establishing a higher purchase price, the Objecting Shareholders will receive any Top Up Amount as agreed between Telefónica and the Objecting Shareholders or, failing such agreement, in the manner and currency ordered by the Argentine tribunal or court.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated: January 26, 2009

TELEFÓNICA, S.A.

By:	/s/ Ma Luz Medrano Aranguren
Name:	Ma Luz Medrano Aranguren
Title:	Vice Secretary of the Board of Directors

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Pablo Luis Llauró
Name:	Pablo Luis Llauró
Title:	Attorney-in-fact